EXHIBIT 99.1


Telkom SA Limited
   (Registration Number 1991/005476/06)
   ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")

Telkom SA Limited welcomes new BEE strategic shareholder

Telkom was yesterday informed that a BEE consortium led by Andile Ngcaba and Women Investment Portfolio Holdings Limited and advised by Smuts Ngonyama (the "Consortium"), has concluded an agreement to acquire the remaining 15.1% interest held by Thintana Communications LLC ("Thintana") in Telkom. The agreement is subject to the fulfillment of a number of conditions precedent, which are anticipated to be fulfilled by no later than 15 November 2004. The Consortium will also acquire the special class B ordinary share in Telkom held by Thintana which will give the Consortium certain rights as a strategic equity investor.

Sizwe Nxasana, CEO of Telkom said:

"This is a positive new development and we welcome the Consortium as a new strategic shareholder and look forward to the value they will add to Telkom. I would also like to thank Thintana for their support and input over the last seven years. The knowledge and experience gained from the Thintana executives has been greatly beneficial to Telkom".

Telkom and its new strategic shareholder intend to have preliminary discussions shortly.

Johannesburg
09 November 2004
Special note regarding forward-looking statements

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption "Risk Factors" contained in item 3 of Telkom's most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom's website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom's ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to


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retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.